Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

0 Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this.filing, see Section 240.l 7a-5(e)(3).*

G EC I.D. No 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1697
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Samsung Securities (America), Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2010.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$	3,308,853
TIME DEPOSITS		30,168,010
INTEREST RECEIVABLE		383,444
RECEIVABLE FROM PARENT		297,032
PREPAID INCOME TAXES		94,780
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of$269,617		102,859
DEFERRED TAX ASSETS		1,322,346
RIGHT-OF-USE ASSET		1,788,283
OTHER ASSETS		64,194
TOTAL ASSETS	$	37,529,801

LIABILITIES AND STOCKHOLDER'S EQUITY

LEASE LIABILITY	$	1,840,143
ACCRUED EXPENSES AND OTHER		438,904
TOTAL LIABILITIES		2,279,047
STOCKHOLDER'S EQUITY:		
Common stock, par value $1 per share - 100 shares authorized; issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		30,250,754
Total stockholder's equity		35,250,754
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	37,529,801

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company introduces all transactions to its Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits - Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months but less than one year and carried at fair value.

Income Tax - The Company accounts for income tax in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial

condition or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of and for the year ended December 31, 2019.

Revenue Recognition - The Company recognizes service revenue based on operating expenses incurred plus certain agreed-upon mark-ups on such expenses. Interest revenue is recognized when earned.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements - The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level I: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2019. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model with observable inputs. The carrying amounts reported in the balance sheet for cash and cash equivalents, categorized as level 1 in the fair value hierarchy, and receivable from Parent and interest receivable, categorized as level 2 in the fair value hierarchy, approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Standards - The Company adopted ASU 2016-02, *Leases,* and recognized leases with terms exceeding one year in the statement of financial condition as right-of-use ("ROU") assets and corresponding lease liabilities. At transition on January 1, 2019, the adoption of this standard resulted **in** a statement of financial condition gross-up of approximately $1,965,000 **in** ROU assets and $2,000,000 in lease liabilities. See Note 8 for lease disclosures. As allowed by the guidance, the Company elected not to reassess the following at transition: whether existing contracts are or contain leases, and for existing leases, lease classification and initial direct costs. Both at transition and for new leases thereafter, ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, excluding non-lease components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance, where applicable.

The discount rates used in determining the present value of the leases is the Company's incremental borrowing rate, developed based upon each lease's term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For our operating lease, the ROU asset also includes any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. Leases expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule l5c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2019, the Company has net capital of $16,112,353, which exceeds the required net capital by $15,862,353.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2019 are as follows:

	Deferred Tax Assets
Net operating loss carryover	$ 1,322,766
Property and equipment	(12,501)
Accrued expense and allowance	68,864
Tax credit	5,717
Deferred rent	16,764
Total deferred tax assets	1,401,610
Valuation allowance	(79,264)
Net deferred tax assets	$ 1,322,346

The Company established a partial valuation allowance of approximately $79,000 against its net deferred tax assets for the year ended December 31, 2019. The valuation allowance is established against the deferred tax asset on its net operating loss ("NOL") carried forward for New York City ("NYC") income tax purposes. The NOL deduction for NYC income tax purposes is limited by the NYC capital based taxes and therefore, the company does not believe it will be able to realize the benefit from the NOL deduction for NYC income tax purposes. The Company did not establish valuation allowances against all other deferred tax assets including its Federal and New York State net operating loss carryforwards as it is more likely than not that the rest of deferred tax assets will be realized in near future. As of December 31, 2019, the Federal net operating loss carryforwards is approximately $3,373,000, which will expire through year 2037.

The Company's corporate income tax returns for the year ended December 31, 2016 through 2018 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. The Company's corporate income tax return with respect to New York City taxing jurisdiction is open to examination for the year ended December 31, 2015 through 2018. No material uncertain tax positions exist as of December 31, 2019.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expense incurred by the Company plus certain agreed-upon mark-ups on such expenses. Related receivable from the Parent amounted to approximately $297,000 as of December 31, 2019.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation subject to a ceiling of $19,000 for the year ended December 31, 2019. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2019, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 325,877
Furniture and fixtures	49,076
Total at cost	374,953
Less accumulated depreciation	(272,094)
Property and equipment - net	$ 102,859

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028.

Statement of Financial Condition Amounts Related to Leases

	December 31, 2019
ROU assets	$ 1,788,283
Lease liabilities	1,840,143
Remaining lease term, in years	8.8
Discount rate	4.49%

Leases Liabilities:

Year Ending December31	Amount
2020	$ 246,212
2021	246,212
2022	246,212
2023	249,309
2024	258,600
Thereafter	991,298
Total undiscounted cash flows	$ 2,237,843
Imputed interest	(397,700)
Amount on statement of financial condition	$ 1,840,143

9. SUBSEQUENT EVENTS

The Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined there were no material events that would require adjustment to, or disclosure in, the Company's statement of financial condition.

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